UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70400

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EBISU SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4348 Waialae Avenue #423
(No. and Street)

Honolulu	Hawaii	96816
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry Amado	925-765-2675	henry@ebisusecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS AND ASSOCIATES LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area	New Delhi	Delhi	110052
(Address)	(City)	(State)	(Zip Code)

February 10, 2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY ANTHONY AMADO JR, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EBISU SECURITIES INC, as of June 25, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Henry Anthony Amado

Title: PRESIDENT & SECURITIES PRINCIPAL

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of the Independent Registered Public Accounting Firm

To the Members of Ebisu Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ebisu Securities Inc. (the "Company) as of December 31, 2025 and the related statements of operations, changes in Stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company Ability to Continue as a Going Concern

The accompanying financial statements have-been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations negative cash flows from operating activities, accumulated deficits from operations and had a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this uncertainty are also described in the Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter

We draw attention to Note 6 to the financial statements, which indicates that the Company has a net capital deficiency during the year ended December 31, 2025, as a result of which the Company was unable to comply with the Net Capital Requirement pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company has represented that it intends to cure this deficiency by introducing sufficient capital. Our opinion is not modified in respect of this matter.

Supplemental Information

The supplemental information contained in Schedules I Computation of Net Capital Rule 15c3-1 of Securities and exchange commission and Schedule II Computation of Determination of the Reserve Requirements and Information Relating to Possession or Control requirement for Broker and Dealers pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.
In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Company's Auditor for the first time.

New Delhi, India
June 25, 2026

EBISU SECURITIES INC.

Table of Contents

EBISU SECURITIES INC.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	6,950
Other Current Assets		1,552
Total Assets	$	8,502

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	9,833
Total Liabilities	$	9,833

STOCKHOLDER'S EQUITY

Common Stock, at par value of $0.01, 1,000,000 shares Authorized, issued, and outstanding		10,000
Additional Paid-in-Capital		340,787
Accumulated deficit		(352,118)
Total Stockholder's Equity		(1,331)
Total Liabilities and Stockholder's Equity	$	8,502

EBISU SECURITIES INC.

Statement of Operations
For the Year Ended December 31, 2025

REVENUES		
Consulting Revenue		14,000
Other Income		90
Total Revenues		14,090
EXPENSES		
IT Technology, data and communication		2,450
Regulatory Fees		2,662
Professional Fees		27,190
Insurance Expense		799
Other Operating Expenses		27,497
Total Expenses	$	60,598
NET LOSS	$	(46,508)

EBISU SECURITIES, INC.

Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning balance, January 1, 2025	$ 10,000	$ 302,486	$ (305,609)	$ 6,877
Capital Contributions		$ 38,301		$ 38,301
Net Loss			$ (46,508)	$ (46,508)
Ending balance, December 31, 2025	$ 10,000	$ 340,787	$ (352,118)	$ (1,331)

EBISU SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(46,508)
Adjustments to reconcile net loss to net cash used in by operating activities:		
(Increase) decrease in assets		
Other Current Assets		(1,480)
Increase (decrease) in liabilities		
Accounts Payable and Accrued Expenses		9,606
Total adjustments		8,126
Net cash used in operating activities		(38,382)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions	$	38,301
Total cash provided by financing activities		38,301
Net decrease in cash		(81)
Cash at beginning of year		7,031
Cash at end of year	$	6950

Notes to Financial Statements

December 31, 2025

Note 1: ORGANIZATION

Ebisu Securities Inc. (the "Company") was formed in 2018 under the laws of Delaware and converted in 2023 to a Hawaii company, as a "C" corporation. Offices of the Company are located in Honolulu, Hawaii, USA.

The firm received its independent broker dealer registration on May 5, 2020 and is currently registered in various states as well as with the Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC). The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer, acting as a selling agent in the solicitation of private offerings on a best-efforts basis in accordance to Regulation D, and it has not held customer funds or securities. In addition, the Company has an investment banking license and provides consulting services to clients who are preparing for a public offering and acts as an introducing banker to full-service investment banking firms.

Under its membership agreement with FINRA, the Company will not claim an exemption from SEC Rule 15c3-3. Pursuant to SEC Rule 15c2-4(b)(2), the Company files an Exemption Report relying on Footnote 74 to SEC Release 34-70073.

Note-2 : GOING CONCERN CONSIDERATIONS

The financial statements have been prepared on the going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business.

The Company has incurred a net loss in every fiscal period since inception. For the year ended December 31, 2025, the Company incurred a net loss of $46,508. The company will continue to investment in research and development, technology enhancement, and commercialization activities that will support future growth and revenue generation.

Management believes that the Company does not have sufficient cash and current assets to support its operations through at least 12 months from the issuance date of these financial statements, and will require significant additional cash resources to continue its investment banking and advisory services.

Management has taken steps to improve the Company's liquidity and financial position. Subsequent to December 31, 2025 i.e., on June 24, 2026 and June 25, 2026, the Company's president contributed in totality $15,010 to support operations and has expressed an intention to provide further financial support, as needed. In addition, management expects future business opportunities and revenue growth from the Company's operations to contribute positively to cash flows and operating results. Based on these factors and its ongoing business plans, management believes the Company will be able to meet its obligations and continue its operations in the ordinary course of business.

Note 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method. For the year ended December 31, 2025, depreciation expense was zero.

(d) Revenue Recognition -ASC 606

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenues and contracts with customers:

Consulting Revenue: The Company generates revenue through consulting on the placement of private offerings pursuant to Regulation D. Recognition of revenue occurs when certain predetermined conditions are met with regard to the private offering. The performance obligation is considered to be complete, at the

point in time when all conditions have been met.

During the year ended December 31, 2025, the Company's commission revenue was $0 and the Company's consulting revenue was $ 14,000 and this revenue was solely from investment banking services.

(e) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 - Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2025.

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(g) Income Taxes

The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the asset and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

(h) Recent Accounting Pronouncement

The Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for public entities for fiscal years

beginning after December 15, 2023. The additional disclosures required by ASC 280 are included in Note 8 – Segment Reporting."

NOTE 4- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company engaged two related parties for professional Services. Abacus Financial Group LLC (Other Business Activity of Management) to provide Tax preparation services and SBL ventures INC (Other Business Activity of Management) to provide Book keeping & Accounting Services. The total expense incurred for these services during the year ended December 31, 2025 with Abacus $3,250 and SBL ventures INC $7,000 which is included in the Statement of Operations under Accounting & Consulting.

During the year, the Company's president paid certain operating expenses on behalf of the Company pursuant to an expense-sharing arrangement. Total expenses paid by the president amounted to $51,968. This amount due has been waived by president.

As of December 31, 2025, there were no outstanding balances or amounts payable due to this related party.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital amount and limits the ratio of aggregate indebtedness to net capital. The minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, which amounted to $9,833. Accordingly, the Company's minimum net capital requirement was $5,000. As of December 31, 2025, the Company had net capital of ($2,883), which was $7,833 below the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness of $9,833 to net capital was -3.47:1, which was below the maximum allowable ratio of 15:1.

Note 7: INCOME TAXES

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates expected to apply when such differences reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2025, the Company has recorded a full valuation allowance against its deferred tax assets; therefore, no net deferred tax asset is reflected in the accompanying Statement of Financial Condition.

The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023 and 2024.

Note 8: LEASE ARRANGEMENT

The Company utilizes office space under a lease agreement between Ploenruedee Co., Ltd. and the Company's President, Mr. Henry Anthony Amado Jr. Pursuant to an expense-sharing arrangement between the Company and Mr. Amado, the Company is responsible for its proportionate share of the lease costs. For the year ended December 31, 2025, the Company recognized rent expense of $2,481 under this arrangement.

NOTE 9 – CONCENTRATIONS AND UNCERTAINTIES

The Company places its cash with quality institutions. The Federal Deposit Insurance Corporation ("FDIC") insures interest and non-interest-bearing accounts up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may exceed the insurance limits of the FDIC. As of December 31, 2025, $0 in cash is uninsured. Cash equivalents consisting of $0 are invested in a money market fund that is protected by the Securities Investor Protection Corporation ("SIPC"). SIPC insures up to $500,000 for money markets. As of December 31, 2025, $0 of the money market fund is uninsured."

Note 10: COMMITMENTS AND CONTINGENCIES

The Company has certain contingent liabilities and is party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

Note 11: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are discussed in Note 2, revenue recognition. The company has identified its CEO as the chief operating decision maker ("CODM''), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company did not have any major external customers in 2025. All significant expenses for the year ended December 31, 2025, are disclosed on the Statement of Operations.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

EBISU SECURITIES INC.
Notes to Financial Statements
December 31, 2025

USE THIS FORMAT FOR COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Net Capital		
Member's equity		$ (1,331)
Total member's equity		(1,331)
Deductions — Non-Allowable Assets		
Accounts receivable, less allowances	–	
Prepaid expenses	1,552	
Receivable from parent	–	
Total non-allowable assets		1,552
Net capital before haircuts		$ (2,883)
Haircuts on Securities Positions		
Security positions (investment in money market fund)	–	
Undue concentration	–	
Total haircuts		–
Net Capital		$ (2,883)
Computation of Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6⅔% of aggregate indebtedness)		5,000
Excess (deficient) net capital		$ (7,883)
Net capital in excess of the greater of:		
6⅔% of aggregate indebtedness	656	
120% of minimum net capital requirement ($5,000)	6,000	6,000
Net capital in excess of (deficient against) the greater of 6⅔% of aggregate indebtedness or 120% of minimum requirement		(8,883)

Aggregate Indebtedness		
Accounts payable and accrued expenses	9,833	
Accrued compensation	–	
Total aggregate indebtedness		$ 9,833
Aggregate indebtedness as a percentage of net capital		(347.09) %

Reconciliation with the Company's FOCUS Report

There are no material differences between the preceding computation of net capital and the Company's corresponding unaudited computation included in Part IIA of Form X-17A-5 (FOCUS Report) as of December 31, 2025.

Note – Net Capital Deficiency

As of December 31, 2025, the Company had a net capital deficiency of $7,883, with net capital of $(2,883) against a minimum requirement of $5,000. A net capital deficiency requires immediate notification to the Securities and Exchange Commission and the Company's designated examining authority under SEC Rule 17a-11, and generally requires the firm to cease conducting a securities business until the deficiency is cured.

EBISU SECURITIES INC.

December 31, 2025

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements as supported by footnote 74 to SEC Release 34-70073.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Ebisu Securities Inc.

We have reviewed management's statement, included in the accompanying Ebisu Securities Inc's Exemption Report, in which:

(1) Ebisu Securities Inc (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to Private placement of securities, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
June 25, 2026

EBISU SECURITIES INC.

EXEMPTION REPORT
December 31, 2025

To the best knowledge and belief of Ebisu Securities Inc. (the "Company"), the Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to private placements of securities.
3. During the most recent fiscal year:

(i) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4, and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis, where the funds are payable to the issuer or its agent and not to the Company);
(ii) The Company did not carry accounts of or for customers; and
(iii) The Company did not carry PAB accounts (as defined in Rule 15c3-3).

These statements were true throughout the most recent fiscal year without exception.

To the best of my knowledge and belief, I, **Henry Anthony Amado**, affirm that this Exemption Report is true and correct.

Respectfully,

____

Henry Amado, Founder and CEO
For and on behalf of
Ebisu Securities, Inc.